

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Daniel T. Accordino
Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

> **Re: Carrols Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2018**
> **Filed March 7, 2019**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2019**
> **Filed August 9, 2019**
> **File No. 001-33174**

Dear Mr. Accordino:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure